July 16, 2009

Daniel R. Stolzer
Vice President, Deputy General Counsel, and Assistant Secretary
KeyCorp
127 Public Square
Cleveland, Ohio 44114

      Re: KeyCorp
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed February 27, 2009
             File No. 1-11302
             Response Letter Dated July 3, 2009

Dear Mr. Stolzer:

We have reviewed your response letter dated July 3, 2009, and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 in our letter dated June 25, 2009. Please amplify your description of any contacts, direct or indirect, that you may have had or continue to have with Iranian nationals or entities, and any preventative or remedial measures you have undertaken after you settled allegations of violations of the Iranian Transactions Regulations ("ITR") with the Office of Foreign Assets Control ("OFAC") of the Department of Treasury. For example, discuss in reasonable detail "either situation" to which you refer in the second paragraph and the "policies and procedures" to which you refer in the third paragraph. Clarify the nature of, and reasons for, the restrictions on the restricted deposit account KeyBank continues to maintain that is related to the OFAC guidance KeyBank received. In addition, advise us of the nature of the banking relationships KeyBank has periodically maintained with "clients that maintain specific licenses with OFAC," the businesses of those clients, the purpose of the licenses in questions, and the purpose and significance of the amended license that KeyBank has been issued by OFAC.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Todd Schiffman
Assistant Director
Division of Corporation Finance